

Mail Stop 3720

May 31, 2006

Via U.S. Mail and Fax (512-742-4115)
Mr. Lynn D. Anderson
Senior Vice President and Chief Financial Officer
Broadwing Corporation
1122 Capital of Texas Highway
Austin, TX 78746

      Re: Broadwing Corporation
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 6, 2006

           File No. 0-30989

Dear Mr. Anderson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         /s/ Kyle Moffatt for

                         Larry Spirgel
                         Assistant Director